May 6, 2026

Ravi Jani
Chief Financial Officer
Real Brokerage Inc
701 Brickell Avenue, 17th Floor
Miami, FL, 33131

       Re: Real Brokerage Inc
           Annual Report on Form 40-F
           Filed March 04, 2026
           File No. 001-40442
Dear Ravi Jani:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction